EXHIBIT 21.1

LIST OF SUBSIDIARES

Company		Jurisdiction	% Owned

1.	SunSi Energies Hong Kong Limited	Hong Kong	100%
2.	TransPacific Energy, Inc.	Delaware	51%
3.	SunSi USA	Nevada	100%
4.	ForceField S.A.	Costa Rica	100%